1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
May 29, 2026	www.integraresources.com

INTEGRA ANNOUNCES THE PUBLICATION OF FEDERAL NOTICE OF INTENT, A SIGNIFICANT PERMITTING MILESTONE FOR DELAMAR

Vancouver, British Columbia - May 29, 2026 - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that the United States Bureau of Land Management ("BLM") has published the Notice of Intent ("NOI") in the Federal Register initiating the National Environmental Policy Act ("NEPA") review process for the DeLamar Project ("DeLamar" or the "Project") located in Idaho.

The publication of the NOI represents a significant milestone in the advancement of DeLamar, formally commencing preparation of an Environmental Impact Statement ("EIS") and initiating the public scoping and stakeholder engagement process under NEPA. Following public scoping and the associated 30-day comment period, the BLM will conduct its environmental analysis and is expected to publish the final EIS and Record of Decision ("ROD") in the second half of 2027.

U.S. Senator Mike Crapo (Idaho) stated: "Idaho has a long and responsible mining history, and projects like DeLamar can help strengthen America's domestic supply chains while supporting good-paying jobs in rural communities. Today's announcement marks an important step forward in the federal permitting process, and I encourage continued coordination among federal and state agencies, local stakeholders and the community as the review moves forward."

"Today's announcement is a critical step in securing our mineral supply chain and brings us closer to delivering high-quality jobs to Idaho," said U.S. Senator James Risch (Idaho). "While this is a major milestone, it is vital we in Congress work to cut red tape and streamline the permitting process so projects like this can move forward expeditiously."

"The DeLamar Project will advance domestic gold and silver production, create great employment and economic opportunities in Owyhee County, and help reduce our nation's reliance on foreign countries for the minerals essential to our supply chains. I'm pleased to see the Notice of Intent announced for this project, which will help strengthen rural Idaho communities and bolster America's ability to produce critical resources here at home," said U.S. Congressman Russ Fulcher (Idaho-01)

George Salamis, President, Chief Executive Officer and Director of Integra, commented: "The publication of the NOI in the Federal Register is a significant step forward for the Company. This achievement reflects more than seven years of technical work, environmental baseline studies, and ongoing engagement with stakeholders, Tribal Nations, and local communities. Since 2021, the Company has engaged with over 49,000 stakeholders and held more than 1,400 events, tours, and open houses to share our vision for revitalizing DeLamar. The Company looks forward to working alongside federal and state agencies to advance the domestic production of gold and silver in Idaho and establish DeLamar as a premier heap leach project in the Great Basin."

Permitting Council and Fast-41 Projects:

DeLamar has been included in the U.S. Federal Permitting Improvement Steering Council's FAST-41 Transparency Projects Program (see news release dated January 14, 2026). This program is a federal permitting framework designed to improve interagency coordination and increase transparency during the NEPA process. Based on the publicly accessible Federal Permitting Dashboard, the federal permitting process anticipates a final EIS and ROD to be published in Q3 2027, establishing a 15-month NEPA process for DeLamar.

Established under Title 41 of the Fixing America's Surface Transportation ("FAST") Act (known as "FAST-41") in 2015, the Permitting Council consists of the Executive Director and Deputy Secretary level representatives from 13 federal agencies as well as the Director of the Office of Management and Budget and the Chair of the Council on Environmental Quality. The Permitting Council brings federal agencies and stakeholders together to improve the permitting process for critical infrastructure projects.

FAST-41 Transparency Projects are projects directed by the Permitting Council Executive Director to be posted on the Federal Permitting Dashboard, a public online resource for information on FAST-41 projects and the environmental review and permitting processes. More information on FAST-41 projects can be found on the Federal Permitting Dashboard: www.permits.performance.gov

About Integra Resources Corp.

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the completion and expected timing of the EIS and ROD; the potential benefits of the advancement of the Project; the Company's plans, objectives and expectations in respect of its projects; and the future financial or operating performance of the Company.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties including absence of any equipment or infrastructure failures; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.